EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2002 and 2001
(Dollars in thousands)

	2002	2001

	(Unaudited)
Earnings:
Net Income	$113,305	$119,134
Add:
Provision for income taxes(a)	62,059	65,772
Fixed charges	209,882	235,378
Less:
Capitalized interest	15,634	14,869

Earnings as adjusted(A)	$369,612	$405,415

Preferred dividend requirements	6,139	$4,814
Ratio of income before provision for income taxes to net income	155%	155%

Preferred dividend factor on pretax basis	$9,515	$7,462
Fixed Charges:
Interest expense	188,186	202,024
Capitalized interest	15,634	14,869
Interest factor of rents	6,062	18,485

Fixed charges as adjusted (B)	209,882	235,378

Fixed charges and preferred stock dividends (C)	$219,397	$242,839

Ratio of earnings to fixed charges (A) divided by (B)	1.76x	1.72x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.68x	1.67x

(a)	Includes $8,180 of taxes related to cumulative effect of accounting change in 2001.